UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

______________________________

JMP Group LLC

(Name of Issuer)

Shares representing limited liability company interests in JMP Group LLC

(Title of Class of Securities)

46629U107

(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

October 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 46629U107

1)	Names of reporting persons. Joseph A. Jolson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds OO
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of shares beneficially owned by Each Reporting Person with:	7)	Sole Voting Power: 212,026 (a)
	8)	Shared Voting Power: 6,123,986 (b)
	9)	Sole Dispositive Power: 212,026 (a)
	10)	Shared Dispositive Power: 6,123,986 (b)

11)	Aggregate amount beneficially owned by each reporting person 6,336,012 (a)(b)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 29.54%
14)	Type of reporting person (see instructions) IN

Notes:

(a)

As of October 29, 2018, Mr. Jolson may be deemed to own beneficially (i) 77,706 shares representing limited liability company interests (the “Common Shares”) held by Mr. Jolson directly; and (ii) 135,000 vested and unexercised options to purchase Common Shares.

(b)

As of October 29, 2018, Mr. Jolson may be deemed to share beneficial ownership of (i) 1,287,584 Common Shares held by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 4,761,402 Common Shares held by the Joseph A. Jolson 1991 Trust dtd 6/4/91, of which Mr. Jolson is a trustee; and (iii) 75,000 Common Shares held by The Jolson Family Foundation.

CUSIP No. 46629U107

1)	Names of reporting persons. Joseph A. Jolson 1996 Trust dtd 3/7/96

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization California

Number of shares beneficially owned by Each Reporting Person with:	7)	Sole Voting Power: 0
	8)	Shared Voting Power: 1,287,584
	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 1,287,584

11)	Aggregate amount beneficially owned by each reporting person 1,287,584
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 6%
14)	Type of reporting person (see instructions) OO

CUSIP No. 46629U107

1)	Names of reporting persons. Joseph A. Jolson 1991 Trust dtd 6/4/91

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization California

Number of shares beneficially owned by Each Reporting Person with:	7)	Sole Voting Power: 0
	8)	Shared Voting Power: 4,761,402
	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 4,761,402

11)	Aggregate amount beneficially owned by each reporting person 4,761,402
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 22.2%
14)	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

This Amendment No. 13 (“Amendment”) relates to the Common Shares of JMP Group LLC, a Delaware limited liability company (the “Issuer”). The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Item 2. Identity and Background.

(a)-(c)

This Statement is filed by:

(i)      Joseph A. Jolson, a US citizen;

(ii)     Joseph A. Jolson Trust dtd 3/7/96, a trust formed/established under the laws of California (the “1996 Trust”); and

(iii)    Joseph A. Jolson Trust dtd 6/4/91, a trust formed/established under the laws of California (the “1991 Trust”).

The foregoing are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.

Joseph A. Jolson’s principal occupation and employment is Chairman and Chief Executive Officer of the Issuer, and he is a trustee of the 1996 Trust and 1991 Trust.

The principal business address for each of the Reporting Persons is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	As disclosed above, Joseph A. Jolson is a U.S. citizen, the 1996 Trust was formed/established under laws of California, and the 1991 Trust was formed/established under laws of California

Item 3. Source and Amount of Funds or Other Consideration.

Annex A, attached hereto and incorporated herein by reference, sets forth all the transactions effected by the 1991 Trust since the filing of Amendment No. 12 to Schedule 13D through October 29, 2018. The 1991 Trust acquired 212,923 Common Shares for a total purchase price of $1,073,684.41 using cash on hand.

Item 4. Purpose of Transaction.

From the filing of Amendment No. 12 to Schedule 13D through October 29, 2018, as disclosed on Annex A, the 1991 Trust made open market purchases of Common Shares pursuant to a Rule 10b5-1 trading plan.

On May 9, 2018, the 1991 Trust entered into a Rule 10b5-1 trading plan for the purpose of acquiring Common Shares of the Issuer.

Open market acquisitions of Common Shares between June 8, 2018 and October 29, 2018 were made by the 1991 Trust pursuant to the May 9, 2018 Rule 10b5-1 trading plan.

The Reporting Persons intend to review their investment on a regular basis and, as a result of such review and subject to a Rule 10b5-1 trading plan, may determine at any time or from time to time, either alone or as part of a group:

●	to acquire additional securities of the Issuer through open market purchases, in privately negotiated transactions, or otherwise,

●	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, in privately negotiated transactions, or otherwise, or

●

to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything herein to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations and any other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

(a), (b)

Per the Issuer’s Form 10-Q filed on August 3, 2018, the Issuer has 21,452,249 Common Shares outstanding as of August 3, 2018.

As of October 29, 2018, the Reporting Persons beneficially own the following amounts of JMP Common Shares:

(i)	Joseph A. Jolson: 6,336,012 (29.54%)
(ii)	The 1996 Trust: 1,287,584 (66%)
(iii)	The 1991 Trust: 4,761,402 (22.2%)

The Reporting persons have the sole power to vote or direct the vote of, or the sole power to dispose or direct the disposition of, the following Common Shares:

(i)	Joseph A. Jolson: 212,026
(ii)	The 1996 Trust: 0
(iii)	The 1991 Trust: 0

The Reporting persons have the shared power to vote or direct the vote of, or the shared power to dispose or direct the disposition of, the following Common Shares:

(i)	Joseph A. Jolson: 6,123,986
(ii)	The 1996 Trust: 1,287,584
(iii)	The 1991 Trust: 4,761,402

As noted on Joseph A. Jolson’s cover page, he may be deemed to share beneficial ownership over (i) 1,287,584 Common Shares held by the 1996 Trust of which Mr. Jolson is a trustee; (ii) 4,761,402 Common Shares held by the 1991 Trust of which Mr. Jolson is a trustee and (iii) 75,000 Common Shares held by The Jolson Family Foundation.

(c) Information concerning transactions in the Common Shares effected by the 1996 Trust and the 1991 Trust is set forth on Annex A hereto and is incorporated herein by reference. Information concerning transactions in the Common Shares effected in the past 60 days is set forth on Annex A in numbers 3-13.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joseph A. Jolson is the Chairman of the board of directors and Chief Executive Officer of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit A: Joint Filing Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2018

/s/ Joseph A. Jolson

Joseph A. Jolson 1996 Trust dtd 3/7/96

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

Joseph A. Jolson 1991 Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

ANNEX A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

1.	On June 8, 2018, the 1991 Trust acquired 5,4250 shares of JMP at an average price of $5.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

2.	On June 13, 2018, the 1991 Trust acquired 16,500 shares of JMP at an average price of $5.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

3.	On October 8, 2018, the 1991 Trust acquired 5,004 shares of JMP at an average price of $5.004 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

4.	On October 9, 2018, the 1991 Trust acquired 14,990 shares of JMP at an average price of $5.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

5.	On October 11, 2018, the 1991 Trust acquired 400 shares of JMP at an average price of $5.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

6.	On October 15, 2018, the 1991 Trust acquired 30,366 shares of JMP at an average price of $5.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

7.	On October 16, 2018, the 1991 Trust acquired 700 shares of JMP at an average price of $5.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

8.	On October 19, 2018, the 1991 Trust acquired 11,104 shares of JMP at an average price of $5.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

9.	On October 22, 2018, the 1991 Trust acquired 3,410 shares of JMP at an average price of $5.0306 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

10.	On October 23, 2018, the 1991 Trust acquired 22,024 shares of JMP at an average price of $5.0449 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

11.	On October 25, 2018, the 1991 Trust acquired 66,605 shares of JMP at an average price of $5.0464 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

12.	On October 26, 2018, the 1991 Trust acquired 9,295 shares of JMP at an average price of $4.9822 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

13.	On October 29, 2018, the 1991 Trust acquired 27,100 shares of JMP at an average price of $5.039 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Date: November 1, 2018

/s/ Joseph A. Jolson

Joseph A. Jolson 1996 Trust dtd 3/7/96

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

Joseph A. Jolson 1991 Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee